UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 4, 2003

Commonwealth Bank of Australia-ACN 123 123 124

(Translation of registrant’s name into English)

Level 2, 48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.  Yes  ☒  No☐

SIGNATURES

Documents Furnished By the Registrant

1. Press Release of the Registrant dated October 31, 2003

2. Press Release of the Registrant dated October 31, 2003

3. Press Release of the Registrant dated October 31, 2003

4. Press Release of the Registrant dated October 31, 2003

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Commonwealth Bank of Australia

Date: November 4, 2003	/s/ John Damien Hatton
	Name:	John Damien Hatton

	Title:	Company Secretary

Chairman’s Address
2003 Annual General Meeting
31 October 2003

At last year’s meeting I described the background and experience that each of our directors bring to the deliberations of the Board and to the Committees of the Board when describing in some detail the corporate governance practices of the Bank. I do not intend to repeat that today but information about the Directors appears in the Annual Report.

Results

I would now like to turn to the Bank’s performance for the year. The statutory net profit after tax for the last financial year was $2,012 million, which was 24% lower than for the preceding year. On a ‘cash basis’ the net profit was $2,579 million, a 3% increase on the prior year. This was in line with the advice to shareholders in my address at last year’s annual general meeting that the net profit (‘cash basis’) was expected to be about the same in the first half as in the previous year with a modest improvement in the second half. The profit was after charging restructuring costs of $214 million and $45 million as the cost of two years grants to employees under the employee share plan. The total cost of shares allocated to executives and staff under the various executive and employee plans are charged against the profits of the Bank. This brings transparency to the results and the full cost of remuneration is charged against the declared profit.

We were very pleased to announce a final dividend of 85 cents a share which was paid on 8th October, bringing the dividend to $1.54 a share for the year. This represented a continuation of the pattern of higher dividends every year since the Bank was privatised.

DRP and structured buyback

On 1 September 2003 we informed the market that for legal reasons we were not able to acquire shares “on market” to satisfy the Dividend Reinvestment Plan (or DRP). This was because of the imminent announcement of the transformation program, which I will refer to later and which David Murray, the Chief Executive Officer of the Bank, will cover in greater detail in his presentation. We have also decided for the foreseeable future, consistent with our peers, to issue shares to satisfy the DRP, which subject to the necessary approvals, should enable a structured buy back to go ahead within the next six months.

Wealth Management Business

The value of our wealth management businesses has increased by $1.81 billion since the merger with Colonial, despite a write-down in the Assessed Value in the first half of the last financial year. Participation in the wealth management sector does bring with it greater volatility associated with the volatility of the securities markets in which clients’ funds are invested. In a period when a market correction occurs, as has occurred in recent times, it is not totally surprising that returns from this business will reflect what superannuation members and other investors have experienced in such market conditions. Over the longer term, however, the Bank expects this business to grow strongly.

We are in the business for the long term and we are confident that our participation in this sector will enhance the return for shareholders on their investment in the Bank.

As I referred to in my message to shareholders in the Annual Report, the Board believes that the Bank has adopted the right strategy in trebling our involvement in the wealth management business by acquiring Colonial Limited. The value of the business has increased since acquisition and we believe that growth in this business will exceed the growth in traditional banking. This is because of demographic factors and the greater reliance of the community on superannuation and retirement savings. The ability to meet the needs of our customers over a broad spectrum is an integral part of our strategy going forward. The Bank has a distribution system second to none within the financial services sector on which we are confident we can build our business in wealth management in concert with the other financial services that the Bank provides.

Corporate Governance

You will recall that at last year’s meeting and in the Annual Report for that year I focused on our corporate governance policies and practices. These continue to be of great importance to the Bank, with all aspects continuously reviewed. I was very pleased that the Bank’s structure and the inclusion of non-Executive Directors only on the Audit, Nominations and Remuneration Committees of the Board reflected the recommendations made later by the Australian Stock Exchange (ASX) Corporate Governance Council.

In the Annual Report we have set out the charters of the various committees, their membership and the policies and practices adopted by the committees. Further information about the operation of these committees and the policies of the Bank can be found on the Bank’s website. I encourage you to visit this site from time to time to view the latest information about the Bank.

Good corporate governance represents an important responsibility which Directors have to the company and to its shareholders but it goes beyond a “tick the box” approach. The nature of the culture, the ethos and the integrity of an organisation determine how well that organisation will be governed. Most of the attention in the debate and discussion of corporate governance is on the compliance aspect. The performance of an organisation is of at least equal importance for a Board. In focussing on performance, we will not allow the current emphasis on conformance to distract us from taking prudent and measured risks in operating the Bank. We are here to develop the business over the long term and we do not intend to respond by becoming risk adverse to the detriment of the Bank’s performance. The reward to shareholders is significantly greater for those companies which take measured risks and manage them compared with those which become too risk averse.

One of the aspects of good corporate governance is transparency and related to that, good shareholder communication. At the Bank we have built up over a long period of time, a best practice approach to shareholder communication. One example of this approach is the introduction this year of our invitation to shareholders to send in questions about the Bank in the lead-up to the Annual General Meeting.

Our shareholder communication program goes beyond ASX listing rules and guidelines. We make the most of leading edge technology, coupled with our traditional and paper based approaches, to give shareholders the opportunity to be equally informed on the Bank’s activities.

This includes webcasting and teleconferencing of all major presentations to the market. We archive the webcasts, whether video or audio, for up to three years on our Internet site, where they are accessible by all shareholders and investors. For those accessing the webcast, we also take emailed questions, and management responds to these live during the question and answer session. Major investors and bank analysts who listen in by teleconference have the opportunity to raise questions over the phone.

If a senior executive of the Bank makes a presentation at a broker conference, either in Australia or offshore, the audio of that presentation, including questions and answers, is added to the site subsequently, in the same way as for an archived webcast. If the broker conference is being webcast, we link to that webcast through our site so that our shareholders can tune in live.

As I mentioned in my introductory remarks, this AGM is being webcast in full for the first time: previously we have only webcast the introductory speeches by myself and the CEO.

Anyone who is interested can subscribe, via our website, for notification by email of any new analysts presentations. We give early notification to the general public of important dates for shareholders through our website. Through the Shareholder Centre on the Bank’s website there is a ‘Clarification for Investors’ page, where we correct information which may be wrong in an analyst’s report. This applies to information which is not material, but of which we would like shareholders to be aware. If the information in an analyst’s report is materially wrong we would inform the ASX.

These leading-edge approaches to shareholder communication allow all shareholders to have access to financial information in a timely manner.

Transformation

Earlier, I mentioned the Transformation Program to deliver excellent service to customers. We launched this vision, which we called ‘Which new Bank’, in September, and it represents a major cultural transformation for the Bank. The CEO and I sent a letter to shareholders with the dividend cheques because of the importance we attach to this program. In fact, it is the most significant change within the Bank since privatisation, and has been a major area of activity for the Board and the Executive Committee over the last several months. The objective of this program is to excel in customer service because we recognise that this is essential for the long term success of the Bank. This will be the focal point for everything the Bank does and service improvements will be made across the Bank. The attainment of this objective will be to the mutual benefit of our customers, our people and our shareholders.

Considerable effort has already been put into determining what needs to be done by the Bank to deliver on the program. Project teams have been established and targets and milestones set with a firm commitment to their accomplishment by the senior management team. As successful implementation of the Transformation Project will create very significant shareholder value, these targets feature significantly in the basis on which incentive payments for executives will be determined over the three year program.

The net impact of this transformation over the three years will be positive and the profits in subsequent years will be greater than they would, otherwise, be. The Board regards the expenditure incurred on this program to be in the nature of an investment in the future of the Bank. There will be additional charges against profit in the current financial year, but the Bank will add back the non-recurring charges, expected to be around $500 million after tax, in considering the amount to be distributed as dividends to shareholders. Consequently, the Bank expects to be able to continue the uninterrupted pattern of increased dividends that it has been able to deliver since privatisation.

David Murray will be telling you more about the transformation program in his address shortly.

Special Resolution

Later in the meeting you will be asked to vote on a special resolution submitted by 104 shareholders requesting the Board of Directors to issue a report to shareholders by 1 May 2004 in relation to environmental risks and how they might affect the valuation of the Bank. The resolution specifically refers to commercial relationships relating to the logging of forests in identified areas.

The accompanying statement from The Wilderness Society, distributed to shareholders by the Bank as required by the Corporations Act, states that the “Commonwealth Bank needs to make it clear what, if any, risk assessment has been undertaken in relation to this and other environmentally sensitive industries”.

As I informed shareholders at last year’s Annual General Meeting “the Bank does take seriously its concern about the environment and actively takes measures to make more efficient use of energy, water, paper and the general procurement of supplies so as to reduce the environmental impact of our business.

The Bank adopts a prudent approach to lending, recognising its fiduciary responsibilities to shareholders, customers, employees and the community. A major concern of the Bank in making a loan is to be reasonably satisfied that the borrower will be able to service the loan through the regular payment of interest and the repayment of principal as scheduled.

This requires lending officers to have regard to any matters that may affect the risk of default and the size of loss should a default occur. Among these is any potential contingent liability or impediments arising from the activities of the potential borrower. This includes the possibility of contingent liabilities maturing and affecting the exposure of the Bank. I can assure shareholders that a prudent approach is taken in these matters.”

The principal focus of those proposing the resolution is, I believe, on the investment in Gunns Limited by the Funds Management subsidiaries who invest on behalf of clients who place their savings with these Funds. I explained last year the fiduciary duties of these Funds Managers and the fact that the Bank does not interfere with or direct these managers in relation to their investment decisions. I will say a little more about this when we come to this item of business on the Agenda.

Outlook

The result for the first quarter already reflects the initiatives we implemented last year to improve the Bank’s future performance. Credit growth has been strong, particularly in the housing sector. This, together with deposit growth, which is well above expectations, will drive continuing good performance in banking. In wealth management, investment returns have continued to be strong and both insurance premium income and total funds under management have increased over the quarter. As a consequence, the first quarter’s performance has been good.

If current market conditions continue for the remainder of this half year, growth in underlying cash earnings could be sufficient to offset transformation costs incurred in the half year.

At this stage, there appears to be sufficient momentum in the economy to support solid underlying earnings growth for the full year, although the rate of growth may moderate in the second half.

As I stated earlier, the Bank will add back the non-recurring transformation charges, in considering the amount to be distributed as dividends to shareholders. Consequently, as indicated in the Which New Bank announcement, we expect to be able to continue the uninterrupted pattern of increased dividends that we have been able to deliver since privatisation.

Chief Executive Officer’s Address
2003 Annual General Meeting
31 October 2003

The Chairman has provided you with a summary of our financial performance.

I would now like to explain to you what our people have been doing for our customers over the last year, the major trends that have shaped our views, and how we aim to continually raise dividends over the next three years through a major transformation of the Bank.

I will start by giving you some more detail on what we have been doing for our customers.

We grew our total loans by 9%, which was generally in line with the market. We did this by helping people finance their homes; approving on average 4,900 home loans per week and increasing total home loan balances to $100 billion, being the first bank in Australia to do so.

Our business and corporate loans of $49 billion helped businesses with their day-to-day operations and special financial requirements. We also launched a range of new products including leasing and infrastructure financing.

Our Bank deposits grew by 6% and we now hold a total of $141 billion on behalf of our customers.

In our branches our new telling system has helped to reduce queue times and our people are being freed up to spend more time with customers.

We have built up our premium banking operation. Already around 200,000 customers have immediate access to advisors and relationship managers who can offer a full range of financial services for their special needs.

CommSec, the Bank’s discount brokerage business, now has over 1 million customers, who complete in aggregate around 9,000 share trades per day.

Our funds under management of $94 billion, fell by 8%, which largely reflected adverse market conditions during the year. But we are pleased that the “First Choice” product, our master trust offering which we launched in May 2002, grew to $3.2 billion and has now reached over $4 billion.

For our business customers, we extended the First Choice product offering to the business superannuation market with the launch of “First Choice Employer Super”.

Our life insurance earnings improved after more difficult conditions in the previous year. Many more customers are accessing insurance through our branches.

ASB Bank in New Zealand continued its long history of increasing market share, and for the sixth year in a row ASB rated number one amongst the major banks in retail customer service. By continuing to serve customers well, ASB’s profit after tax increased by 24% (in local currency terms).

We made a number of investments during the year. We gave our retail sales staff better information, and more authority to meet customer needs. We improved the way in which we serve our business and corporate customers. In our retail banking and wealth management areas, we simplified processes.

We also invested in a new home loan system.

Of those projects which we have completed, we are seeing annualised benefits of $165 million. This was ahead of target and we are already seeing the benefits this year.

It was our people who helped our customers to fulfil their financial needs, and the Bank to achieve its financial returns. I would like to place on record my thanks to each one of our staff for their effort over the year.

Over the last six months, my senior executive team and I have been spending more time with our frontline staff and they have been telling us what they need to serve customers better. I will come back to that a little later. Our people also have a direct email line to me if they want to raise issues.

Each year we measure the engagement of our people using an internationally recognised measure. More than half of the Bank’s work groups are in the international top quartile as measured in the Gallup worldwide database.

Engagement of our people is critical to continuous improvement in service.

I’d now like to turn to the future, and in particular to some broad trends in the Australian economic and social environment which are influencing the planning for our customer service vision.

Detailed studies of Australia’s ageing population show that growth per capita in Australia will be 0.75% per annum lower in the next 30 years than it was in the last 30 years, for two reasons. Firstly, the population is not expected to grow noticeably. Secondly, productivity improvement through workforce participation and/or technological change will not be sufficient to offset the ageing problem.

To deal with this issue we need to identify ways in which to boost income growth to offset ageing, to preserve our international competitiveness and to raise the living standards of succeeding generations.

Because the contributions from population growth and immigration are likely to be relatively small, workforce participation and productivity improvement are critical. In terms of participation, the labour force is going to shrink as baby boomers retire. This means that productivity improvement is very important. It means that we need to invest in new capital, to embed continuous improvement in our companies, and we need to do this with well-planned and executed change management.

The Commonwealth Bank must play its role in facilitating this solution because we marshall the savings that form either the equity investment or loan funds for companies to recapitalise. By doing that more effectively and lowering the input costs, we play our part in helping all companies in Australia to contribute in responding to the ageing problem and improving our international competitiveness.

Clearly the clock is ticking and there’s work that needs to be done. We recently looked very long and hard at all of our operations in the Commonwealth Bank and we launched our ‘Which new Bank’ transformation because we need to do our part to ensure that one of the great Australian businesses is well placed in this changing environment.

We have been listening to what our customers and our people have been telling us, particularly focusing on how we can make our customers’ experience with the Bank a better one.

Our customers have told us they need better, faster and more responsive service. They also want us to retain our existing values and heritage and to continue to be the Bank for all Australians.

Our customer service vision is not something we have created overnight. We have been working on it for some time. No part of the Bank will go untouched by this transformation. One of the best examples we have of the rewards of implementing a successful performance-driven culture is within our New Zealand operations at ASB Bank. We also looked at global best practice benchmarking. We are not under-estimating the size of the task we are embarking on and are confident of executing the outcomes, which I will cover a little later on.

Our vision is firmly driven by customer needs and there are three mandatory elements. That is, a high standard of customer service, through engaged people, supported by simple processes.

We want our customers to experience service that is responsive, convenient and reliable. They will be served by engaged people who are empowered, motivated and skilled to deliver, and will be supported by processes that are fast, accurate and effective.

There will be noticeable changes. Our people dealing directly with customers will be given more authority to complete transactions and provide solutions for customers. This requires an intensive program of education and training to ensure this is done effectively. Our people will be measured on customer outcomes and recognised and rewarded for superior service.

Processes will be simplified throughout the Bank. For example, approvals for credit card and personal loans will go from 2 days to 20 minutes. And we will be further supporting our Branch managers as the customer champion. They will be spending up to 80% of their time with customers, instead of 60% of their time on administration. The balance of their time will be spent on coaching their people. We will also roll out our customer relationship management system across the group to give a single view of each customer’s relationships with the Bank. This system has already been developed and is being used for our premium clients, which gives us a head start in the transformation process.

Through better processes and the removal of unnecessary steps in processes, together with training and empowering our people, we will make it easier for our people to provide our customers with a better level of service and create a more fulfilling day at work for them.

As a consequence of investments in process simplification, work redesign and removing unnecessary work, the Bank’s domestic workforce is expected to reduce. The number of front-line customer service positions, according to the assumptions we have made in the Which new Bank transformation, will be largely unchanged. Additionally, customer contact time will increase for our front-line people.

We never relish the idea of reducing our staffing. However, we know that our employment practices are fair and our redundancy conditions are generous.

We believe cultural change must start at the top, and this is why I have already started changing the way I spend my time. I am increasing the proportion of time I spend with the Bank’s people who are serving our customers. My senior executive team is also reviewing Group-wide service and sales each week and will be trained in our new service and sales management system.

The total investment required over the next three years is $1.5 billion. We will redirect our usual project spend of $600 million, and there will be an additional outlay of $620 million in the key areas of staff training and development, systems and process simplification, and technology. As part of this we are doubling our investment in staff training to $200 million. We will also invest a further $260 million to accelerate the refurbishment of our branches.

The financial prize from the customer service vision is large. Subject to current market conditions continuing, we will deliver compound annual growth in cash EPS of more than 10% over the three years.

We are committed to a 4-6% per annum productivity improvement, and to improving market share across our major product lines. Naturally this will be in areas where the new business is profitable.

Estimated ongoing pre tax benefits of $200 million will start to flow through from 2004, increasing to $900 million per annum from 2006. Increased revenues will come from better meeting customer needs. Cost savings will come from the simplification of processes.

As the Chairman outlined, the cost of the transformation in this financial year will not stop us from continuing to increase our dividend each year.

Since our launch of Which new Bank we have released further details on the 20 main initiatives. We have made a commitment to give you the next update on the execution of our plans in February 2004. From then on we will give quarterly progress reports.

The Chairman has already commented on the outlook and I am pleased that we have had a good quarter and that there appears to be momentum for the rest of the year.

At last year’s AGM, the Chairman announced that the Bank would establish a foundation with the principal purpose of encouraging developments in education, including financial literacy for young Australians.

We have now established the Commonwealth Bank Foundation with proceeds from the Bank’s sale of shares from the Colonial Foundation.

$70 million has been placed in our foundation and earnings from this investment will be used to support education and financial literacy. It is the Bank’s intention to add to that investment sum each year.

Already a number of worthwhile educational programs have been supported and others are being developed.

After the meeting you are invited to visit the Foundation display and obtain more detail on its activities.

The establishment of the Foundation by the Bank further demonstrates our commitment to being the Bank for all Australians.

Chairman’s Responses to Written Shareholder Questions
2003 Annual General Meeting
31 October 2003

I would like to thank shareholders for responding to our invitation to submit questions ahead of the meeting. Over 1,000 shareholders responded, asking around 3,000 questions.

Executive remuneration, specifically David Murray’s remuneration

     Several shareholders have submitted questions concerning executive remuneration, with some specifically referring to the remuneration of the Chief Executive Officer, David Murray.

     The approach of the Bank in establishing the remuneration of its executives is set out in some detail on pages 20 and 21 of the Bank’s Concise Annual Report. Details of the remuneration paid to the CEO and the five highest paid executives is set out in Note 6 on pages 50 to 54 of the Report.

     Remuneration of the senior executives, including that of the CEO, is set on a competitive basis to attract, motivate and retain high calibre people. Independent external advice is obtained to assist the Remuneration Committee in framing its recommendations to the Board. The Board considers these recommendations and ultimately determines the remuneration. The Remuneration Committee consists only of non-Executive Directors. The Chief Executive Officer attends meetings by invitation but not when matters affecting him are discussed and decided. Consequently, he does not participate in setting his own salary or bonus entitlements.

     The remuneration of executives, including the CEO, consists of three components, as described in the Annual Report:

•	Fixed salary, or base pay, which is calculated on a total cost basis including fringe benefits tax on any benefits received by the executive;

•	A short term incentive bonus, half of which is paid in cash and half in deferred shares. Fifty per cent of the deferred shares vest one year later and the balance a year after that. Generally, an executive has to remain in the employ of the Bank for two years after the bonus determination to receive the whole amount of the short term bonus;

•	The third component is an annual allocation of performance shares which only vest if performance targets are achieved. Vesting of these shares occurs only between the third and fifth anniversaries of the allocation. If the Total Shareholder Return on the third anniversary date exceeds the average of that achieved by a comparator group of companies, shares will vest to the executive. During the two year vesting period if the Bank’s return for shareholders reaches the median, 50% of the allocated shares will vest. At the 67th percentile 75% of the shares will vest. If top quartile performance is achieved 100% of the allocated shares will vest. If Total Shareholder Return is not achieved by the Bank on the third anniversary date but is exceeded in the two year period 50% of the allocated shares will vest but not more than 50% will vest, irrespective of the subsequent level of performance.

Some questions related to the 4.8% increase in David Murray’s base pay as reported in the Annual Report in comparison to the 4% general increase of salaries within the Bank which took place earlier this year. The 4.8% related to an increase granted more than a year ago. The increase in David Murray’s base salary in the current financial year is 3.5%.

The ratio of incentives to base pay varies according to the level of the executive in the organisation. The ratio of remuneration at risk to base pay increases as one progresses up the levels in the organisation.

For the CEO the maximum potential short term incentive bonus is two-thirds of base pay. The actual short term bonus paid depends upon the actual performance measured against key performance indicators agreed at the beginning of the year based upon the annual plan (or budget) established for the Bank. These performance indicators include metrics related to the financial results of the Bank, market share in various segments of the business, customer service, people management, succession planning, reputation and productivity improvements. While the potential bonus for the last financial year for David Murray was two-thirds of base pay, the actual bonus paid in cash and deferred shares was approximately 70% of the potential bonus, ie. approximately 47% of base pay, half paid in cash and the balance in deferred shares. In other words there is a rigorous process so that executives do not automatically receive their potential bonus but an amount related to how performance measures up against targets set previously. This same process applies to the other executives in the Bank.

The maximum value of the long term incentive plan for the CEO is equal to approximately the amount of base pay, taking into account in the valuation of the potential long term incentive, the probability of the shares not vesting.

The value the executive derives from the long term incentive depends on the performance of the Bank in delivering value to shareholders. Unless shareholders do at least as well from investing in the Bank as they would from investing in the aggregate of the comparator group over the three to five year period none of the allocated shares will vest to the executive. This aligns the interest of the executive with that of the shareholders. The bias in the long term incentive against the short term incentive is to mitigate against short-termism in the approach to managing the Bank.

I have gone into some detail because of the interest displayed in the issue. There is a lot more detail in the seven pages in the annual report to which I referred earlier. I believe there is considerable rigour in the system employed in the Bank. Compared to the recently announced proposed remuneration arrangements, relating to the CEOs of two other banks, Mr Murray is clearly not overpaid.

Conflict of improving customer service whilst reducing staff

Another frequently raised issue is the apparent conflict between the transformation program which is premised on a much improved level of service for customers of the Bank and a projected reduction of 3700 in the number of employees over a three year period. There is a number of aspects of the Which New Bank transformation program which come together to deliver better services to our customers and an enhanced result for our shareholders. An important part of the program is to give more authority to front life staff to resolve customer problems and so minimise the number of issues that have to be referred further up the line for resolution.

Another focus of the program is to eliminate much of the duplication that currently exists in the Bank’s systems and built up as a legacy over a long period. At the same time efforts are being directed towards identifying and eliminating processes and procedures that do not add value for the Bank or its customers and get in the way of staff in providing better service. As well as eliminating unnecessary work, better information will be provided to customer facing staff to enable them to assist customers with their needs. This is already being rolled out and being well welcomed by those staff who have access to it.

The elimination of duplicative and unnecessary work explains why the number of customer facing staff will be largely unaffected while fewer people will be required in support and managerial roles as a result of the program. This is because a significant amount of work that is currently done will no longer be required. Service to customers will be positively, not adversely, affected by these changes while productivity will be improved.

CBA share price performance

Some shareholders referred to the Bank’s share price performance. The price of shares in the market is obviously the price at which investors are prepared to sell, and at which other investors willingly buy. One can have a view about the appropriateness of the price but we can all remember the dizzy heights of the dot.com boom when lots of buyers and sellers were willing to trade at very inflated prices.

I can’t really add more in relation to our share price. But I can comment on the performance of the Bank for the last three or so years, and the expected benefits of our ‘Which new Bank’ customer service vision.

In my address I mentioned the volatility of earnings in our wealth management businesses. We experienced difficult equity markets in 2001/02 which affected our life insurance returns, and again in 2002/03 which affected our funds management returns. Whilst the volatility of our returns was in line with market trends, our relatively large exposure to these areas meant that we are more affected by them. It also means that, as equity markets recover, we have more to gain.

Some questions referred to the fall in the return on equity following the Colonial merger. Unless people are aware of how this ratio is derived, they can come to misleading conclusions. This is because, when an acquisition is made by the issue of shares, the denominator is a mixture of historical dollars actually invested over time added to the market value of the shares issued for the acquisition. The consequence is that it can be expected that there will be significant reduction in the reported R.O.E as a result of such a transaction.

We are confident about the quality of our earnings because we take a prudent approach to the capitalisation of intangible items and the immediate writing off of broker and fund management commissions. This prudent approach and the transparency of our accounting practices might be seen to act against us in terms of market perception, but we believe this is the sound approach.

The market does have two areas of concern which we are addressing as a part of our customer service vision: the first is the slight decline in market share in some of our core products, although in many other cases we actually increased market share in the year. The second is our cost to income ratio, which is higher than that of our peers.

In my speech I pointed out the importance our customer service vision, and David gave you an outline of the benefits which will accrue to the Bank as a result. We have stated that we expect to grow profitably our share of the market, and we expect productivity to improve by 4-6% per annum over the three years.

Customer experiences such as queue lengths, opening times, under staffing

Shareholders have also raised a couple of experiences as customers such as queue lengths, opening times and under staffing.

Queue lengths

We recognise the frustration and annoyance when people have to stand in queues for periods which they regard as too long and we have been seriously addressing this because we see customer experience and satisfaction as critical. A lot of effort is being put into reducing queue lengths, especially when they are over 5 minutes, with the objective that no one stands in queues for more than 5 minutes. However this is always likely to be a difficult problem in some branches on Commonwealth pension pay days.

We have standards in place to measure queue times and we have made substantial improvements over the last six months with average queue lengths reduced by 22%. On pension payment days branches are being encouraged to make special arrangements. For example, some branches open at 9am with branch managers monitoring queues. We make special arrangements in locations that have different needs.

The Bank also has in place a Queue Management System on trial at four branches at the moment. These branches are equipped with ticket machines and chairs to enable customers to sit and wait to be served by an available teller.

The Bank is also considering adding additional ATMs to locations where the transaction volume exceeds 10,000 per month.

Customer experiences

Our customer service vision is made up of over 100 initiatives, grouped into 20 work streams. The improved customer experience outcomes for which we are planning include :

•	More modern branches better suited to community needs;

•	Average queue times being reduced by 35%;

•	Increased branch manager visibility;

•	Innovative financial solutions better suited to customer needs;

•	More informed view of the customer; and

•	Greater access to financial planning services and advice.

Opening times

With regard to opening times, we review our position from time to time to assess demand. At the moment, customer interest is not sufficient to justify the costs. We are currently trialling Saturday trading in two locations in Victoria. We have already trialled 7 days trading in these locations but there was no customer interest in Sunday trading.

The Bank, of course, offers 24 hours by 7 days access through Australia’s largest ATM and EFTPOS networks, leading Internet banking site and popular telephone banking facilities.

Our customer service vision will be addressing many of these types of concerns. Some of the more specific questions have been passed on to relevant areas to respond.

Funds management performance

The performance of our funds management area was also highlighted. This is an aspect that I addressed earlier at the meeting and also in the annual report. David referred earlier to the demographic trends which drove the Bank to increase its participation in this market.

It has been a challenging year for the Bank’s funds management business. The underlying net profit after tax (ie. excluding first time expenses and shareholder investment returns) for the year ended June 2003 was $132m or 37% lower than the prior year. This outcome was the result of a $109m or 9% fall in operating income, which is in direct proportion to the change in average funds under management, and a $46m or 6% increase in underlying expenses.

The factors driving this performance include:

•	Weak global equity markets for most of the year

•	Lower fund flows, reflecting investor preference for defensive cash based products (including retail bank deposits) and property

•	Impact of increased compliance and regulatory expenses.

Going forward, the funds management business is positioned well for future growth through its:

•	Strong market position and scale across all segments of the value chain

•	Broad and diversified distribution, including further sales growth opportunities through the retail branch and premium distribution channels, and

•	A strong brand in both the investor and adviser market places through Colonial First State.

Director age, abilities, remuneration, conflict of interest.

Various questions have also been raised about the Bank’s directors, particularly on remuneration and selection criteria, and how conflicts of interest are handled. Last year I outlined our approach to the choice of our directors and the care we take in our selection process. The transcript of that speech is available on our website. We also provide details on Selection of Directors and Conflicts of Interest in the Corporate Governance section of the Annual Report. I would just like to say we have a very good balance of skills and backgrounds on the Board and our corporate governance procedures ensure that directors are not present for the discussion and resolution of any matters where they may have a conflict of interest. They also do not receive Board or Committee papers on such matters.

Director Remuneration

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive Directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined, is divided between the directors as they agree. The policy of the Board is that the aggregate amount should be set at a level which provides the Bank with the necessary degree of flexibility to enable it to attract and retain the services of directors of the highest calibre. There has been no increase since the Annual General Meeting held on 28 October 1999 when the current aggregate remuneration limit of $1,500,000 per year was approved. The Bank’s Directors’ fees are generally lower than those now being paid by our competitors.

In July 2002, the Board discontinued for new appointees, the retirement scheme which provided for benefits to be paid to non-executive Directors. The entitlements of the non-executive Directors at the time of discontinuance will not be affected but no new members are being admitted to the scheme.

Bank fees/credit card fees

There were also questions about bank and credit card fees.

Bank Fees:

In April 2002, the Bank streamlined retail transaction fees and this was discussed at last years AGM. This new approach was introduced following extensive research with customers who indicated that the existing fee structure was too complicated. The changes reflect what they said they wanted: simplicity, certainty and transparency.

We provide exemptions and concessions to many customers. We do not charge fees to customers with a disability, those aged less than 18 years, full-time tertiary students and customers that have not used their account for an extended period. Australian war veteran and aged pensioners* pay no monthly account fee and receive two additional free assisted withdrawals. As a result of these exemptions and concessions, less than half of our customers pay the monthly fee.

*Aged pensioners refer to any person aged over 65 years receiving a pension from the government.

Credit Card Fees:

The Bank has undertaken a full review of its credit card offerings and Loyalty programs in the market that currently prevails to ensure that it maintains its leading position in the credit card market. To continue providing its customers with leading and competitive products, the Bank needs to be able to recoup the costs associated with providing flexible and convenient services.

The Bank offers its customers a wide choice of credit cards. The changes to monthly fees offers all customers a card that meets their needs at a cost that relates to the benefits offered. Most credit card fees are structured so that they are only applicable when the service is used, such as the additional cardholder fee.

For credit cards with loyalty program, Bank research shows that many credit card customers value loyalty program benefits and understand that there are some costs. For this reason, rather than remove or diminish the current program, the Bank has enhanced its product offering. Customers can choose to continue their loyalty program membership or choose a cheaper range of credit card options, including a nil annual fee card.

Gunns Limited

Some of the questions were about Colonial First State’s investment in Gunns. I’ve already covered this in my address, and there will be further discussion on this item later in the agenda, so I do not intend to add anything further at this stage.

Chris Cuffe

There were questions on the justification and amount of the payment made to Chris Cuffe upon his departure from the Bank.

The Board of the Bank understands and recognises that the size of the payments made to Mr Cuffe was likely to attract attention. We acknowledge the strong feelings expressed by shareholders on this matter, and take very seriously those concerns.

As I explained to shareholders in my letter of 20 February, the payments to Mr Cuffe were made according to the terms of his contract, initially negotiated with Colonial Limited prior to the merger. The Bank acquired the liability to Mr Cuffe with the acquisition of Colonial, and had a legal obligation to pay it. A provision was made for this at the time of the acquisition. Following completion of the merger, should the Bank have decided not to retain Mr Cuffe’s services, we would still have been required to pay him most of this amount, and would not have gained the benefit of his valuable contribution to the business over the next few years.

Shareholder Discounts

A number of shareholders have asked why we do not offer shareholder discounts. This matter was raised last year and we undertook to examine the matter further. We have done that and have concluded that we believe shareholders are most appropriately compensated via the yield on their shares.

We further believe that all shareholders should be treated equally. Typically, discount arrangements tend to be inequitable in that they are available only to some shareholders. Shareholders, like customers, have different needs and it would be near impossible to design a shareholder benefits package, which would be of equal benefit to all our shareholders.

Profit at expense of good governance and staff

Some of the shareholders mentioned that good governance should be implemented even if the cost of implementation affects profit. I agree, and as you will have gauged from my earlier comments we do not compromise in terms of strong governance practices.

Others have raised the issue of staff retention. In other words, they suggest staff should be retained at all costs. Our policy towards staff is to have a fair, challenging and rewarding workplace. Additionally, we want our people to have satisfying roles and the appropriate tools to do their jobs. However, in some cases roles become redundant. If this is the case, we try to redeploy people wherever possible.

Where staff are made redundant, we have generous staff redundancy payments and we seek to carry out this activity in a way that is dignified for the staff involved. In the long term interests of shareholders we cannot incur costs that do not deliver value.

National Exchange and Mr David Tweed

With regard to matters raised about National Exchange and Mr David Tweed, as the Bank is involved in a current court case, I am limited in what I can say on this subject.

The Corporations Act requires that a copy of the share register must be made available to any person if a proper request is made and the requisite fee is paid. The Bank has provided an electronic copy of the register to Mr Tweed’s company in a format that it believes satisfies the requirements of the Act. The Bank has been very much aware of the need to have consideration for the interests of its shareholders. We are vigorously defending the action brought against the Bank.

Initial hearings in the Federal Court have taken place, however an actual trial date is yet to be determined.

AGM venue (alternate between major cities)

We have been asked why we do not alternate between different venues for our AGM. We have, instead, opted to adopt an approach to allow shareholders wherever they may live to have access to the AGM via webcast facilities. We have initiated a mechanism for shareholders to send in questions where they are not able to attend.

Finally, I would like to thank shareholders who commended the Bank on being progressive in introducing this opportunity for shareholders to submit their questions for the meeting. We appreciate receiving your comments and hope you are happy with the way we have attempted to address those issues today.

Commonwealth Bank

Commonwealth Bank of Australia
ACN 123 123 124

31 October 2003

The Manager Company Announcements Platform Australian Stock Exchange 20 Bridge Street SYDNEY NSW 2000

Dear Sir

Re: Commonwealth Bank of Australia Annual General Meeting

I confirm at today’s Annual General Meeting, that resolutions 2(a) – (e) were passed and resolution 3 was lost. All resolutions were decided on a show of hands.

Attached are details of proxies lodged in connection with the meeting.

Yours sincerely

J D Hatton
Company Secretary

Commonwealth Bank of Australia

Annual General Meeting – 31 October 2003

Agenda	Decided by Show of	Total Valid	Proxies	Proxies	Proxies	Vote at Proxies
Item	Hands or Poll	Proxies	For	Against	Abstaining	Discretion

2 (a)	Passed on Show of
	Hands	404,944,259	338,775,009	4,679,089	427,122	61,490,161
2 (b)	Passed on Show of
	Hands	402,547,860	336,605,754	4,029,576	2,820,236	61,912,530
2 (c)	Passed on Show of
	Hands	404,943,521	339,900,599	3,136,764	427,122	61,906,158
2 (d)	Passed on Show of
	Hands	404,945,303	337,843,638	3,162,049	427,122	63,939,616
2 (e)	Passed on Show of
	Hands	404,949,313	338,840,402	2,518,099	427,122	63,590,812
3	Lost on Show of
	Hands	376,815,718	92,652,268	244,530,079	15,496,640	39,633,371